Teva Announces Submission of Biologics License Application for Fremanezumab to the U.S. FDA

Key milestone reached for Teva to advance global fremanezumab program for the preventive treatment of migraine

Fremanezumab aims to address unmet need in migraine community, a disease with currently limited preventive therapeutic options

Jerusalem, October 17, 2017 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced the submission of a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) for fremanezumab, an anti-calcitonin gene-related peptide (anti-CGRP) monoclonal antibody for the preventive treatment of migraine.

“The BLA submission for fremanezumab marks a very important milestone for the migraine community,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva. “There have been few therapeutic innovations for migraine patients in over 25 years. If approved, fremanezumab will be among the first to enter the market in a new class of drugs for the preventive treatment of migraine. We are immensely proud of the progress we have made in the fremanezumab development program, and look forward to the potential to make this therapy available to the millions of people around the world who live with the debilitating effects of migraine.”

“Phase III clinical studies of fremanezumab demonstrated a significant reduction in the number of migraine and headache days, acute medication use and disability, in addition to demonstrating improvement in quality of life in patients living with episodic and chronic migraine,” said Ernesto Aycardi, M.D., Vice President, Therapeutic Area Head, Migraine & Headache at Teva. “We are very excited to have submitted the BLA to the FDA as an important step in being able to introduce a new therapy that may help to address a significant need in the migraine community for targeted, preventive treatment options.”

The BLA includes data from the HALO clinical trial program, which enrolled more than 2,000 patients with episodic migraine (EM) and chronic migraine (CM), evaluating both monthly and quarterly dose regimens of fremanezumab. Results from these trials were recently presented at the Congress of the International Headache Society (IHC) in September and will be published in future peer-reviewed publications. The most common adverse events reported in clinical trials include injection site induration, erythema, and pruritis.

About the HALO Clinical Research Program
The Phase III HALO EM and CM studies were 16-week, multicenter, randomized, double-blind, placebo-controlled, parallel-group studies to compare the safety, tolerability, and efficacy of four dose regimens of subcutaneous fremanezumab compared to placebo in adults with episodic and chronic migraine. The studies consisted of a screening visit, a 28-day run-in period, and a 12-week (84-day) treatment period, including a final evaluation at week 12 (end-of-treatment [EOT] visit, four weeks [28 days] after the final dose of study drug).

In the EM study, 875 patients were enrolled (294, 291, 290 patients in the placebo, quarterly, and monthly dose groups, respectively). Patients were randomized in a 1:1:1 ratio to receive subcutaneous injections of fremanezumab at 225 mg for three months (monthly dose regimen), fremanezumab at 675 mg at initiation followed by placebo for two months (quarterly dose regimen), or three monthly doses of matching placebo. The primary efficacy endpoint of the EM study was the mean change from baseline (28-day run-in period) in the monthly average number of migraine days during the 12-week period after the first dose of fremanezumab.
In the CM study, 1,130 patients were randomized (around 376 patients per treatment group). Patients were randomized in a 1:1:1 ratio to receive subcutaneous injections of fremanezumab at 675 mg at initiation followed by monthly 225 mg for two months (monthly dose regimen), fremanezumab at 675 mg at initiation followed by placebo for two months (quarterly dose regimen), or three monthly doses of matching placebo. The primary efficacy endpoint of the CM study was the mean change from baseline (28-day run-in period) in the monthly average number of headache days of at least moderate severity during the 12-week period after the first dose of fremanezumab.

About Fremanezumab (TEV-48125)
Fremanezumab is a fully-humanized monoclonal antibody targeting the CGRP ligand, a well-validated target in migraine. With limited availability of preventive treatment options, fremanezumab represents a potential new option to address a significant unmet medical need.

About Migraine
Migraine is an unpredictable neurological condition with symptoms such as severe head pain and physical impairment that can impact quality of life and productivity. There are two clinical manifestations of migraine – chronic, where patients suffer 15 or more headache days per month, and episodic, where patients have 14 or less headache days per month. Worldwide, approximately 90% of people diagnosed with migraine have episodic migraine and 10% have chronic migraine.

With more than 1 billion people affected worldwide, migraine is the third most prevalent illness in the world and the 6th most disabling illness in the world. In the U.S., EU5 and Japan, nearly 75 million people suffer from episodic and chronic migraine – more than 38 million in the U.S. alone. Of the approximately 40% of patients suffering from migraine for whom prevention is appropriate, only 13% are currently receiving therapy. There remains a significant medical need for treatments designed specifically to prevent migraine. According to recent analysis, the economic burden for migraine patients reaches approximately $78 billion per year in the U.S.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in over 60 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Statements Regarding Forward-Looking Information:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding Fremanezumab, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

the uncertainty of obtaining regulatory approvals;

the uncertainty of commercial success of Fremanezumab;

our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

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